Amendment No. 3 to Schedule TO As filed with the Securities and Exchange Commission on October 24, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

John Hancock Patriot Premium Dividend Fund II
(Name of Subject Company (issuer))

John Hancock Patriot Premium Dividend Fund II
(Name of Filing Person (offeror))

SHARES OF COMMON STOCK (Title of Class of Securities) 41013T105 (CUSIP Number of Class of Securities)

Alfred P. Ouellette Senior Counsel and Assistant Secretary 601 Congress Street Boston, Massachusetts 02210 (617) 663-4324

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:
Mark P. Goshko, Esq.
K&L Gates LLP
One Lincoln Street
Boston, Massachusetts 02111

CALCULATION OF FILING FEE

Transaction Valuation		Amount of Filing Fee
$27,988,695.87(a)		$1,099.96(b)

(a) Calculated as the aggregate maximum purchase price to be paid for 2,768,417 shares in the offer, based upon a price of $10.11 (98% of the net asset value per share of $10.32 on August 6, 2008).

(b) Calculated at $39.30 per $1,000,000 of the Transaction Valuation.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

☐ Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Amount Previously Paid:	$1,099.96	Filing Party: John Hancock Patriot Premium Dividend Fund II
Form or Registration No.: Schedule TO		Date Filed: August 25, 2008

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Introductory Statement

This Amendment No. 3 to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 25, 2008 by John Hancock Patriot Premium Dividend Fund II, a Massachusetts business trust (the “Fund”), relating to an offer to purchase for cash up to 5% of its outstanding shares, or 2,768,417 of the Fund’s issued and outstanding shares of Common Stock, amends such Issuer Tender Offer Statement on Schedule TO to add an additional exhibit in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.

ITEM 12. EXHIBITS
Exhibit No.	Description
(a)(5)(ii)	Press Release dated October 24, 2008.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

John Hancock Patriot Premium Dividend Fund II

By:	/s/ Alfred P. Ouellette
Name:	Alfred P. Ouellette
Title:	Senior Counsel and Assistant Secretary

Dated: October 24, 2008

EXHIBIT INDEX
(a)(5)(ii)	Press Release dated October 24, 2008.